                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 7)

                       FIRST NATIONAL OF NEBRASKA, INC.
                           (NAME OF SUBJECT COMPANY)

                    COMMON STOCK, PAR VALUE $5.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   335720108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            JOE E. ARMSTRONG, ESQ.
                                  KUTAK ROCK
                              The Omaha Building
                                  1650 Farnam
                             Omaha, NE  68102-2188
                                (402) 346-6000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                August 1, 1997

            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

    Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                               (See Rule 13d-7.)

CUSIP No.

--------------------------------------------------------------------------------
1.  Name of Reporting Person                          Bruce R. Lauritzen

--------------------------------------------------------------------------------
    S.S. or I.R.S. Identification
    No. of Above Person

--------------------------------------------------------------------------------
2.  Check the Appropriate Box                                   (a)  X
    if a Member of a Group                                          ---
    (See Instructions)                                          (b)
                                                                    ---

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds                                             BK
    (See Instructions)

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant                            ----
    to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place
    of Organization                                             USA

--------------------------------------------------------------------------------
Number of                    7.  Sole Voting Power
Shares                                                          9,022
Beneficially                 ---------------------------------------------------
Owned by                     8.  Shared Voting Power
Each                                                            18,650
Reporting                    ---------------------------------------------------
Person With                  9.  Sole Dispositive Power
                                                                9,022
                             ---------------------------------------------------
                             10. Shared Dispositive Power

                                                                18,650
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

                                                                27,672
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares                         ----
    (See Instructions)

--------------------------------------------------------------------------------
13.  Type of Reporting Person
     (See Instructions)                                         IN

--------------------------------------------------------------------------------

CUSIP No.

--------------------------------------------------------------------------------
1.  Name of Reporting Person                          Lauritzen Corporation

--------------------------------------------------------------------------------
    S.S. or I.R.S. Identification
    No. of Above Person

                                                                47-0444651
--------------------------------------------------------------------------------
2.  Check the Appropriate Box                                   (a)  X
    if a Member of a Group                                          ---
    (See Instructions)                                          (b)
                                                                    ---

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds                                             BK
    (See Instructions)

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant                            ----
    to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place
    of Organization                                             NE

--------------------------------------------------------------------------------
Number of                    7.  Sole Voting Power
Shares                                                          0
Beneficially                 ---------------------------------------------------
Owned by                     8.  Shared Voting Power
Each                                                            83,596
Reporting                    ---------------------------------------------------
Person With                  9.  Sole Dispositive Power
                                                                0
                             ---------------------------------------------------
                             10. Shared Dispositive Power

                                                                83,596
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially
    Owned by Each Reporting Person

                                                                83,596
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares                         ----
    (See Instructions)

--------------------------------------------------------------------------------
13. Type of Reporting Person
    (See Instructions)                                          CO

--------------------------------------------------------------------------------

CUSIP No.

--------------------------------------------------------------------------------
1.   Name of Reporting Person                         John R. Lauritzen

--------------------------------------------------------------------------------
     S.S. or I.R.S. Identification
     No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                                  (a)  X
     if a Member of a Group                                         ---
     (See Instructions)                                         (b)
                                                                    ---

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds                                            BK
     (See Instructions)

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant                           ----
     to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6.   Citizenship or Place
     of Organization                                            USA

--------------------------------------------------------------------------------
Number of                    7.  Sole Voting Power
Shares                                                            4,922
Beneficially                 ---------------------------------------------------
Owned by                     8.  Shared Voting Power
Each                                                            165,814
Reporting                    ---------------------------------------------------
Person With                  9.  Sole Dispositive Power
                                                                  4,922
                             ---------------------------------------------------
                             10. Shared Dispositive Power

                                                                165,814
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person

                                                                170,736
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                        ----
     (See Instructions)

--------------------------------------------------------------------------------
13.  Type of Reporting Person
     (See Instructions)                                         IN
--------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER


     Item 5 of Schedule 13D is amended in its entirety to read as follows:

     (a),(b) The following table sets forth the beneficial ownership of FNNI shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such FNNI shares.


                                   Amount and Nature of      Percent
                 Name              Beneficial Ownership     of Shares
                 ----              --------------------     ----------
        John R. Lauritzen              170,736 (1)(3)           50.97%
        -----------------              --------------           -----
        Bruce R. Lauritzen              27,672 (2)(3)            8.26%
        ------------------             --------------           -----
        Lauritzen Corporation           83,596                  24.95%
        ---------------------          -------                  -----

(1) 4,922 sole investment and voting power; 83,596 voting and investment power through control of the Lauritzen Corporation; 52,286 Elizabeth D. Lauritzen, spouse, has sole investment and voting power, 29,932 spouse shares investment and voting power with the Bank.

(2) 9,022 sole investment and voting power; 660 investment and voting power shared with spouse and minor child; 16,516 right to receive dividends and proceeds; 1,474 voting power of FNNI shares owned by the Lauritzen Corporation Bankers Pension Plan and Trust, 1975.

(3) Some of the FNNI shares shown for John R. Lauritzen and Bruce R. Lauritzen are included twice. The total number of FNNI shares described in footnotes
     (1) and (2) without duplication is 181,892 or 54.3% of the FNNI shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     On June 27, 1997, American National Bank and Trust Company of Chicago, as escrow agent for the Lauritzen Corporation, purchased 10,000 FNNI shares from Mutual of Omaha Insurance Company at a purchase of $3,600 per share. The FNNI shares were held in escrow pending regulatory approval. Such FNNI shares were transferred to the Lauritzen Corporation on August 1, 1997 following receipt of all necessary regulatory approvals.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 1997

                                    LAURITZEN CORPORATION


                                    By: /s/ Bruce R. Lauritzen
                                       -----------------------------------------
                                       Bruce R. Lauritzen, President



                                       /s/ Bruce R. Lauritzen
                                       -----------------------------------------




                                       /s/ John R. Lauritzen
                                       -----------------------------------------
                                    By: Elizabeth D. Lauritzen, as attorney-in-
                                        fact